UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Xtera Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98415E 300

(CUSIP Number)

Mark McDonnell
ARCH Venture Corporation
8725 W. Higgins Road Suite 290
Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 98415E 300	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,720,403 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,720,403 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,403 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98415E 300	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,720,403 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,720,403 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,403 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98415E 300	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,720,403 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,720,403 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,403 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98415E 300	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,885,090 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,885,090 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,090 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98415E 300	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,885,090 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,885,090 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,090 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98415E 300	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,885,090 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,885,090 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,090 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98415E 300	13D	Page 8 of 12 Pages

Item 1.              Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Xtera Communications, Inc. (the “Issuer”) having its principal executive office at 500 W. Bethany Drive, Suite 100, Allen, TX  75013.

Item 2.              Identity and Background.

(a)
This statement is being filed by: (1) ARCH Venture Fund VI, L.P. (“ARCH Venture Fund VI”), (2) ARCH Venture Partners VI, L.P. (“AVP VI LP”), which is the sole general partner of ARCH Venture Fund VI, (3) ARCH Venture Partners VI, LLC (“AVP VI LLC”), which is the sole general partner of AVP VI LP, (4) Clinton Bybee (“Bybee”), (5) Keith Crandell (“Crandell”), and (6) Robert Nelsen (“Nelsen” and, together with Bybee and Crandell, collectively, the “Managing Directors” and each individually, a “Managing Director”).  Each of the individuals and entities above shall be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8725 West Higgins Road, Suite 290, Chicago, IL, 60631.

(c)
The principal business of ARCH Venture Fund VI is to invest and assist in developmental and emerging businesses located principally in the United States.  The principal business of AVP VI LP is to act as the general partner of ARCH Venture Fund VI.  The principal business of AVP VI LLC is to act as the general partner of AVP VI LP.  The principal business of each of the Managing Directors is to act as managing directors of AVP VI LLC and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of ARCH Venture Fund VI and AVP VI LP is a Delaware limited partnership. AVP VI LLC is a Delaware limited liability company. Each of the Managing Directors is a United States citizen.

Item 3.              Source and Amount of Funds or Other Consideration.

On August 25, 2015, ARCH Venture Fund VI elected to convert outstanding convertible notes and interest into 899,158 shares of Series E-3 Preferred Stock of the Company at $8.554 per share.  The share amounts above reflect a 26-1 reverse stock split prior to the Company’s Initial Public Offering.

On September 3, 2015, ARCH Venture Fund VI exercised a warrant for 7,882 shares of Common Stock at $0.26 per share.  The share amounts above reflect a 26-1 reverse stock split prior to the Company’s Initial Public Offering.

On November 17, 2015, ARCH Venture Fund VI closed on the purchase of 300,000 shares of Common Stock at a purchase price of $5.00 per share.  The working capital of ARCH Venture Fund VI was the source of the funds for the purchase.  No part of the purchase price paid by this entity was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above.  The total amount paid by ARCH Venture Fund VI for securities purchased in the above-listed transactions is as follows:

ARCH Venture Fund VI:                                                      $9,193,445.40

CUSIP No. 98415E 300	13D	Page 9 of 12 Pages

Item 4.              Purpose of Transaction.

ARCH Venture Fund VI acquired the Common Stock for investment purposes.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, ARCH Venture Fund VI and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.              Interest in Securities of the Issuer.

(a)
ARCH Venture Fund VI is the record owner of 1,720,403 shares of Common Stock (“AVF VI Record Shares”). AVP VI LP, as the sole general partner of ARCH Venture Fund VI, may be deemed to beneficially own the AVF VI Record Shares.  AVP VI LLC, as the sole general partner of AVP VI LP, may be deemed to beneficially own the AVF VI Record Shares.

ARCH Venture Fund III, L.P. (“AVF III”) is the record holder of 60,477 shares of Common Stock (“AVF III Record Shares”).  ARCH Venture Partners, LLC, as the sole general partner of AVF III, may be deemed to beneficially own the AVF III Record Shares.

CUSIP No. 98415E 300	13D	Page 10 of 12 Pages

ARCH Venture Fund IV, L.P. (“AVF IV”) is the record holder of 66,806 shares of Common Stock (“AVF IV Record Shares”).  ARCH Venture Fund IVA, L.P. (“AVF IVA”) is the record holder of 36,121 shares of Common Stock (“AVF IVA Record Shares”).  ARCH Entrepreneurs Fund, L.P. is the record holder of 1,283 shares of Common Stock (“AEF Record Shares”).  ARCH Venture Partners IV, LLC, as the sole general partner of AVF IV, AVF IVA, and AEF, may be deemed to beneficially own the AVF IV Record Shares, AVF IVA Record Shares, and AEF Record Shares.

Each of the Managing Directors may be deemed to share the power to direct the disposition and vote of the AVF VI Record Shares, AVF IV Record Shares, AVF IVA Record Shares, AEF Record Shares and AVF III Record Shares (collectively, the “Record Shares”). Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 17,110,138 shares of Common Stock reported by the Issuer to be outstanding after the closing of the Issuer’s initial public offering on November 17, 2015 in the Issuer’s prospectus Form 424B4 filed with the Securities and Exchange Commission on November 12, 2015.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(e)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(f)	Not applicable.

Item 6.               Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

ARCH Venture Fund VI is a party to that certain Second Amended and Restated Investors’ Rights Agreement, dated August 1, 2007 (the “Investor Rights Agreement”), which is attached as an exhibit to the Issuer’s Form S-1 filed on October 5, 2015 and incorporated by reference herein.  Effective as of the closing of the Issuer’s initial public offering, the covenants relating to inspection and information rights set forth in Section 2 were terminated.  Pursuant to the Investor Rights Agreement, ARCH Venture Fund VI has certain registration rights with respect to its Common Stock.

Item 7.               Material to be Filed as Exhibits.

Exhibit 1- Agreement of Joint Filing

CUSIP No. 98415E 300	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       December 1, 2015

ARCH VENTURE FUND VI, L.P.

By:      ARCH Venture Partners VI, L.P.
its General Partner

By:     ARCH Venture Partners VI, LLC
its General Partner

   By:                          *
    Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:     ARCH Venture Partners VI, LLC
            its General Partner

           By:                             *
   Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                                   *
Managing Director

                                         *
Clinton Bybee

                                         *
                                                                                        Keith Crandell

                                         *
Robert Nelsen

* By:  /s/ Mark McDonnell
           Mark McDonnell as Attorney-in-Fact

*           This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Fate Therapeutics, Inc. (FATE) by the Reporting Persons filed with the Securities Exchange Commission on September 30, 2013 and incorporated herein in its entirety by reference.

CUSIP No. 98415E 300	13D	Page 12 of 12 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Xtera Communications, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:      December 1, 2015

ARCH VENTURE FUND VI, L.P.

By:      ARCH Venture Partners VI, L.P.
its General Partner

By:     ARCH Venture Partners VI, LLC
its General Partner

   By:                          *
    Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:     ARCH Venture Partners VI, LLC
            its General Partner

           By:                             *
   Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                                   *
Managing Director

                                         *
Clinton Bybee

                                         *
Keith Crandell

                                         *
Robert Nelsen

* By:  /s/ Mark McDonnell
           Mark McDonnell as Attorney-in-Fact

*             This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Fate Therapeutics, Inc. (FATE) by the Reporting Persons filed with the Securities Exchange Commission on September 30, 2013 and incorporated herein in its entirety by reference.